UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

700 Louisiana Street, Suite 2700

Houston, Texas 77002

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1.	Name of Reporting Persons Charles S. Leykum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,891,401*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,891,401**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.3%***
14.	Type of Reporting Person IN

*

Consists of (a) 3,025,247 shares of Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”), of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”), and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger LLC”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis (“Ranger Units”) pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities”. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,891,401*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,401**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,813,910 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,813,902**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,536,598 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons Ranger Energy Holdings, LLC 38-3934054
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,807,902**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons Torrent Energy Holdings, LLC 37-1760971
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,451,975**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons Ranger Energy Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,807,902**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons Torrent Energy Holdings II, LLC 30-0998585
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,451,975**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings I, LLC 45-2665080
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,259,877**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,662,272**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,179,631 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL CM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,627,491**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,211,337 shares of Class A Common Stock and (b) 6,416,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Capital Management, L.P. 26-2463632
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,627,491**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,211,337 shares of Class A Common Stock and (b) 6,416,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Fund II Preferred Holdings LLC 85-1368579
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,488,641**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,211,337 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund I, L.P. 45-2495008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,259,877**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,715,877
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,959,532**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%***
14.	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,682,228 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 17,896,714 shares of Class A Common Stock. This combined total consists of (a) 11,030,560 shares of Class A Common Stock outstanding as of July 28, 2021, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of July 28, 2021 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

The Reporting Persons (as defined below) previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on November 19, 2019. This Amendment No. 3 to Schedule 13D amends Items 4 and 6 of the Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC with the Securities and Exchange Commission on November 19, 2019, as amended on March 16, 2020 and May 15, 2020 (the “Schedule 13D”).

Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Security and Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the four paragraphs thereof and replacing it with the following:

On September 16, 2021, in connection with being selected as a successful bidder at an auction pursuant to section 363 of the U.S. Bankruptcy Code for certain assets of Basic Energy Services, Inc., the Issuer entered into a Securities Purchase Agreement, dated September 10, 2021 (the “Securities Purchase Agreement”) with certain accredited investors (each a “Purchaser” and collectively, the “Purchasers”) to issue and sell in a private placement (the “Private Placement”) 6,000,000 newly issued shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), in exchange for cash consideration in an aggregate amount of $42 million. The Securities Purchase Agreement requires the Issuer to, following the closing, hold a special meeting that includes a proposal for stockholders to approve the issuance of shares of Class A Common Stock to the Purchasers in connection with any future conversion of the Preferred Stock into Class A Common Stock that would, absent such approval, violate Section 312.03 of the New York Stock Exchange’s Listed Company Manual (the “Stockholder Approval”).

On September 10, 2021, in connection with the Private Placement, Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Fund II Preferred Holdings LLC (the “CSL Voting Parties”) and Bayou entered into a Voting Agreement (the “Voting Agreement”) with the Issuer, pursuant to which, among other things, the CSL Voting Parties and Bayou agreed to certain transfer restrictions until the Stockholder Approval and to vote in favor of the Stockholder Approval.

Also on September 10, 2021, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P., CSL Fund II Preferred Holdings LLC (collectively, the “CSL TRA Parties”) and Bayou Well Holdings Company, LLC also entered into a Tax Receivable Termination and Settlement Agreement (the “TRA Termination Agreement”) with the Issuer, pursuant to which, among other things, the Tax Receivable Agreement, dated August 16, 2017 (the “TRA”), was terminated effective as of September 10, 2021. In consideration of the termination of the TRA, the Issuer will issue an aggregate of 376,185 shares of Class A Common Stock of the Issuer to the CSL TRA Parties and Bayou following receipt of the TRA Termination Stockholder Approval (as defined below).

CSL and Bayou also consented to the redemption by Ranger LLC of their outstanding units in Ranger LLC and the redemption by the Issuer of corresponding shares of Class B Common Stock for an equivalent number of shares of Class A Common Stock, or cash, at the election of Ranger LLC or the Issuer, as the case may be. The redemptions are contingent on the closing of the Private Placement and the closing of the purchase by the Issuer of the Basic assets. Following the redemptions, no shares of Class B Common Stock will be issued and outstanding.

The foregoing summary is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 9, and the full text of the TRA Termination Agreement, which is attached hereto as Exhibit 10, and each of which is incorporated by reference herein.

Except as may be required by law, CSL does not intend to disclose developments with respect to the foregoing. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 9     Voting Agreement

Exhibit 10      Tax Receivable Termination and Settlement Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2021	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity GP II, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Ranger Energy Holdings, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Torrent Energy Holdings, LLC

By:	/s/ Charles S. Leykum Name: Charles S. Leykum
Title: Senior Vice President

Ranger Energy Holdings II, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

Torrent Energy Holdings II, LLC

By:	CSL Energy Holdings I, LLC, its managing member

By:	CSL Energy Opportunity GP I, LLC its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

By:	CSL Energy Opportunity GP I, LLC, its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC, its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL CM GP, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Fund II Preferred Holdings LLC

By:	CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member